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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 83545G 10 2                                    PAGE 1 OF 5 PAGES
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             Sonic Automotive, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                  83545G 10 2
                                (CUSIP Number)

                                Thomas A. Price
                               601 Brannan Street
                            San Francisco, CA 94107
                                (415) 808 - 4809

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 10, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 83545G 10 2                                    PAGE 2 OF 5  PAGES
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------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      Thomas A. Price as Trustee for the Price Trust utd October 5, 1984

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      526 - 64 - 5428
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*
      OO
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

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                     7    SOLE VOTING POWER
                          1,784,393
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                          1,784,393
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               -0-

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,784,393


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.2%

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14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------


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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 83545G 10 2                                    PAGE 3 OF 5  PAGES
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Item 1.  Security and Issuer.
-------  --------------------

         This Schedule relates to shares of Class A Common Stock, $.01 par value per share, of Sonic Automotive, Inc. ("Sonic"). Sonic's principal executive offices are located at 5401 East Independence Boulevard, Charlotte, NC 28212.

Item 2.  Identity and Background.
-------  ------------------------

         Thomas A. Price, is the trustee for an irrevocable trust, the Price Trust, utd October 5, 1984 (the "Price Trust"). Mr. Price's business address is 601 Brannan Street, San Francisco, California, 94107. Mr. Price is the Vice Chairman of the Board of Directors of Sonic, which has its principal executive offices at 5401 East Independence Boulevard, Charlotte, North Carolina, 28212. During the last five years, Mr. Price has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
------  -------------------------------------------------

        The securities reported in this Schedule were acquired in the name of the Price Trust in connection with the sale to Sonic of the Price Trust's ownership interest in 5,536,103 shares of Class A Common Stock of FirstAmerica Automotive, Inc. ("FirstAmerica").

Item 4. Purpose of Transaction.
------- -----------------------

        The purpose of this transaction is to participate in the combined future financial growth of the business entities hereinafter described. Pursuant to an Agreement and Plan of Merger and Reorganization dated as of October 31, 1999 (the "Agreement") (see Exhibit 1) by and among Sonic, FAA Acquisition Corp., a
      ---------
corporation organized under the laws of Delaware (the "Sub") and a wholly-owned
                                                       ---
subsidiary of Sonic, FirstAmerica, and certain stockholders of FirstAmerica, and subject to the terms and conditions thereof, Sub has acquired approximately 96% of the outstanding capital stock of FirstAmerica in exchange for Sonic common stock (the "Acquisition"). Following the Acquisition, Sub will be merged into
            -----------
FirstAmerica (the "Merger"), leaving FirstAmerica as the surviving corporation
                   ------
and a wholly-owned subsidiary of Sonic. Pursuant to the Merger, the Sub will acquire the remaining 4% of the outstanding capital stock of FirstAmerica for cash. In connection with the Acquisition, Sonic issued approximately 5,100,000 shares of its Class A Common Stock of which 1,784,393 shares were issued in the name of the Price Trust. Mr. Price will hold positions as an officer and director of Sonic.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

        Mr. Price, as the trustee for the Price Trust, is the beneficial owner of 1,784,393 shares of Class A Common Stock of Sonic. This constitutes approximately 6.2% of the Class A Common Stock of Sonic. Mr. Price, as the trustee for the Price Trust, has the sole power to vote or dispose of these shares. Except as described in Items 3 and 4, Mr. Price, as the trustee for the Price Trust, has effected no other transactions involving shares of Class A Common Stock of Sonic.

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                                 SCHEDULE 13D
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  CUSIP NO. 83545G 10 2                                    PAGE 4 OF 5  PAGES
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
------- ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

  Pursuant to the terms of an Escrow Agreement (see Exhibit 2), Mr. Price pledged a security interest in 176,429 of the shares reported in this Schedule and those shares are held in escrow by First Union National Bank. Subject to the occurrence of certain contingencies, Sonic could obtain voting or investment power of these shares.

Item 7. Material to be filed as Exhibits.
------- ---------------------------------

EXHIBIT NO.    DESCRIPTION
-----------    -----------
-------------------------------------------------------------------------------
1.             The Agreement and Plan of Merger and Reorganization dated as of
               October 31, 1999.
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2.             The Escrow Agreement.
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                                 SCHEDULE 13D
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  CUSIP NO. 83545G 10 2                                    PAGE 5 OF 5  PAGES
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   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 20, 1999                  By:   /s/ Thomas A. Price
                                          -------------------
                                          Thomas A. Price, Trustee
                                          The Price Trust, utd October 5, 1984

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